UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated 13 February 2023

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP CAPITAL MARKETS AMERICA INC., BP CAPITAL MARKETS p.l.c AND BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K DATED 13 FEBRUARY 2023

Table of Contents

EX-5.1

EX-5.2

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

5.1 —	Opinion of Managing Counsel – Treasury of BP p.l.c., as to the validity of the Guarantees of BP p.l.c. as to certain matters of English law.

5.2 —	Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to BP p.l.c. and BP Capital Markets America Inc., as to the validity of the Guaranteed Debt Securities of BP Capital Markets America Inc. and the Guarantees of BP p.l.c. as to certain matters of New York law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 13 February 2023	/s/ Ben J.S. Mathews
Ben J.S. Mathews
Company Secretary